ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007 AND 2006

(Dated October 1, 2007)

Management’s Responsibility for Financial Reporting

The accompanying financial statements have been prepared by management and are in accordance with Canadian Generally Accepted Accounting Principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the financial statements. Management maintains a system of disclosure controls and procedures designed to provide reasonable assurance that the assets are safeguarded and the financial and other factual information contained herein is accurate and reliable. Further, management has evaluated these controls and procedures and determined that they are appropriate and effective, and have so certified. In the current year, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

The Board of Directors approves the financial statements and ensures that management has discharged its financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing.

Certain statements in this report may constitute forward-looking statements that are subject to risks and uncertainties. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they were made. See Notes to the Financial Statements regarding going concern, commitments, contingencies, legal matters, environmental matters and other matters, which could materially affect the Company’s future business, results of operations, financial position and liquidity.

Description of Business

On December 1, 2003, the Company entered into a joint venture with Minas Sanluis S.A. de C.V., a subsidiary of Wheaton River Minerals Ltd. (now Goldcorp Inc.), with Luismin, S.A. de C.V., and with Minera Thesalia, S.A. de C.V. to acquire an interest in the La Preciosa gold/silver project located in the State of Durango, Mexico. Under the terms of the agreement, Orko earns a 51 per cent interest in the project by incurring exploration and development expenditures of US$1 million over the next five years. The Company also issued 50,000 common shares to Minas Sanluis upon TSX Venture Exchange approval and a further 50,000 common shares were to be issued 12 months following the acceptance date. However, on March 3, 2006, the Company announced that it had reached an agreement with Goldcorp Inc. to acquire 100 per cent ownership of the La Preciosa Project. Pursuant to this new agreement, the Company acquired the remaining 25 per cent interest in La Preciosa from Goldcorp for consideration of US $1 Million, satisfied by issuing to Luismin S.A. de C.V. (a subsidiary of Goldcorp) common shares of Orko at a deemed price of CDN $0.48 per share. In June 2006, the Company issued 2,378,750 shares to Luismin S.A. de C.V. and acquired 100% of the La Preciosa property.

The La Preciosa property hosts tertiary-aged gold and silver bearing epithermal quartz vein systems, associated with barite and minor quantities of base metals. The vein trend is principally north/south, although there are subordinate, mineralized vein systems that run in an east/west direction. These east/west veins typically average 2.5 meters in width and yield higher gold values. The La Preciosa claims cover over 1,300 hectares and are located about an hour and a half from Durango, Durango State, Mexico.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Description of Business (continued)

On June 21, 2004, the Company announced that it had acquired an option for a 51 per cent participation in a second property from Wheaton (now Goldcorp Inc.) through its subsidiary, Minas de Sanluis S.A. de C.V. The terms of this second option are similar to those of the first with Wheaton on the La Preciosa property. The Company is required to make expenditures of US$1 million over the next five years and to issue 100,000 common shares, the first 50,000 shares upon acceptance by the TSX Venture Exchange and the remaining 50,000 shares after one year from the date of approval. The property, termed “Santa Monica”, covers 16,000 hectares and is located in the Municipality of Panuco de Coronado, Durango State, Mexico, and is adjacent to the La Preciosa property. On February 8, 2007, the Company issued the second tranche of 50,000 common shares to Luismin S.A. de C.V.

In January 2005, the Company had retained a geophysics contractor to conduct an IP survey on the La Preciosa property. During the second quarter, the survey was completed and a number of targets were identified. In February 2005, management signed an agreement with Major Drilling de Mexico, S.A. de C.V. to undertake a drilling program, initially estimated at approximately 5,000 metres. In May 2005, based on the results to that point, the Company extended the program for an additional 5,000 metres, and engaged a second drill capable of greater depths. The results of this extension were very encouraging, and the Company was able to release an Inferred Resource Estimate indicating an in-situ resource of approximately 22.3 million ounces of Silver – Equivalent, based on the assay results from 18 of its first 24 holes completed.

The Company has completed several phases of the drilling program on the La Preciosa property and subsequent to the quarter-end, continues to drill the property. The Company has released assay results for 118 holes, and has been able to extend the strike length to 3.5 km. to date, and has added a major new vein deeper in the stratigraphy, named the “Martha” vein. At the site, four core shacks have been constructed and a new road access route to southern targets completed. To date, a total of 151 holes have been drilled and of these, assay results for only the first 76 holes were included in an updated “Inferred Resource Estimate-III” reported in March 2007 for an in-situ resource of approximately 39.3 million ounces of Silver – Equivalent.

On the Santa Monica property, an initial work program has been completed at this time, including mapping of the Mesa de los Panuqueños area, together with sampling of 706 rock float samples and 1,920 soil samples. Initial results from the sampling have been received and reported. An IP geophysical survey, which commenced in March 2007, has completed 212 line-kilometres over the sample area in the northeast sector of the property.

The Company plans to initiate a 10,000 metre drilling program for the first phase of the Santa Monica project in the near future.

On April 25, 2006 the Company had announced that it had signed an Option Agreement with Silver Standard Resources Inc. to acquire a 75 per cent interest in its “San Juan” property located in the state of Durango, Mexico. The San Juan property is immediately adjacent to the west of the Company’s La Preciosa property and Santa Monica Joint Venture. Under the terms of the Option Agreement, Orko Silver can earn a 75 per cent interest in the San Juan property from Silver Standard Mexico S.A. de C.V. (a wholly owned subsidiary of Silver Standard Resources Inc.) by incurring exploration expenditures of US $750,000 over a three year period, and by issuing 40,000 common shares to Silver Standard upon acceptance of filing of the Option Agreement by the TSX Venture Exchange. Orko Silver has committed to incur exploration expenditures of not less than US $250,000 within the first year of the Option Agreement. In addition, upon exercising its option to earn a 75 per cent interest in the San Juan property, Silver Standard has a "Back-in Right" to increase its interest by 10 per cent, to a 35 per cent total interest in the Joint Venture by incurring the next US $750,000 in expenditures on the property. On May 16, 2006 the Company issued 40,000 common shares to Silver Standard as per the terms of the agreement for acquiring the 75 per cent interest in the San Juan property.

Description of Business (continued)

An ASTER alteration satellite imagery study for the San Juan property has been completed and mapping has commenced in the southeast of the San Juan property, extending the strike length of the Nancy Sur, La Plomosa, El Vaquero and the La Plomosa Sur structures. In addition, an expanded soil geochemical survey of the property is ongoing.

During the third quarter of 2007, the Company initiated a 10,000 metre drilling program for the first phase of the San Juan project, targeted for La Plomosa and El Vaquero veins. At the time of this report, the Company had not received assay results from these first holes.

Results of Operations for the Three Months Ended July 31, 2007 and 2006:

In the three month period ended on July 31, 2007, the Company incurred significantly higher exploration costs of $2,074,720 compared to $1,246,936 in the same period of 2006.

Also, in the three-month period, the Company incurred higher general expenses of $978,773 up from $857,568 in the same period of last year. For the period, investor relations costs of $126,825 were 38 per cent higher than those for the corresponding period last year of $91,622 as the Company campaigned to increase investor awareness of the Company’s progress to date to ensure that the outstanding warrants of the Company were exercised. In the third quarter, the Company set up a regional office in Mexico and in doing so, incurred higher office costs of $55,946 compared to $23,903 in the previous year. Management fees of $66,000 were also higher compared to the previous year amount of $38,500 due to primarily the transition of a consultant to the management group and increased involvement by management overall, needed for the Company’s daily operations. Also, the Company recorded a non-cash charge of $587,025 to earnings representing the imputed value of new stock options granted to directors, officers and consultants, compared to a charge of $372,200 recorded in same period last year. While rent charges of $16,800 doubled from the amount incurred in the second quarter of 2006 of $8,000, reflecting a lease renewal in the current, very tight rental market, other costs were generally lower in the current year from those incurred in the prior comparable period when several financings were closed. Accordingly, consulting fees decreased 76 per cent to $5,660 in the three months ended July 31, 2007 from $23,438 incurred in the corresponding period last year and travel costs decreased significantly, from $209,453 in the previous year to $60,064 in the current quarter. Professional fees and transfer agent and filing fees also decreased this period over the prior year period.

Overall, the Company incurred a loss of $3,026,578 or $0.04 per share for the three-month period ended July 31, 2007, whereas in corresponding period last year, the loss was $2,088,310 or $0.04 per share. The dramatic increase is attributable to the significantly higher exploration costs, and the impact of the higher stock-based compensation expense.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Results of Operations for the Nine Months Ended July 31, 2007 and 2006:

In the nine-month period ended July 31, 2007, the Company incurred significantly higher exploration costs of $5,589,775, of which $4,830,849 were on its La Preciosa property, as compared to $3,141,280 incurred in the same period last year. The Company also incurred initial exploration costs of $260,640 on the Santa Monica property and $498,286 on the San Juan property. Of the exploration costs incurred, drilling costs for the period aggregated $3,639,525, geological costs were $298,619, geophysical costs were $58,943, assay costs were $876,326, site costs were $584,924 and general exploration costs totaled $131,438.

In the nine-month period ended on July 31, 2007, the Company also incurred significantly higher general expenses of $3,350,080 than were incurred in the same period last year of $1,997,661. As is the case for the third quarter, the higher costs reflect management’s costs associated with increasing investor awareness of the Company’s progress to date, and the impact of the recorded non-cash cost of stock-based compensation for grants of options to directors, officers, consultants and staff.

Investor relations costs of $408,298 were 105 per cent higher and travel costs of $502,275 were 14 per cent higher than those for the corresponding period last year of $198,934 and $439,708 respectively. The higher costs resulted from the necessary travel both overseas as part of the investor relations efforts and for travel to the Company’s properties. Management fees of $163,100 and office costs of $88,559 rose in connection with the Company’s increased operational presence in Mexico, up from $151,700 and $69,911 respectively in the same period of the prior year. Consistent with the third quarter, rent charges of $40,800 were double the amount incurred in the first nine months of 2006 of $20,000, due to the lease renewal. Other costs were generally lower than those incurred in the previous year, when the Company was actively raising financing for its projects. Consulting fees decreased 46 per cent to $38,242 in the nine months ended July 31, 2007 from $70,260 incurred respectively in the corresponding period last year. Professional fees and transfer agent and filing fees also decreased this period over the prior year period.

Overall, the Company incurred a loss of $8,847,271 or $0.12 per share for the nine-month period ended July 31, 2007, whereas in corresponding period last year, the loss was $5,083,802 or $0.10 per share. The dramatic increase is attributable to the significantly higher exploration costs and the impact of the higher stock-based compensation expense.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Statement of Mining and Exploration Expenditures for the Period Ended July 31, 2007

MINING PROPERTIES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
Balance, October 31, 2006	$1,234,163	$21,000	$32,000	$1,287,163
Additions in the period:	-	29,000	-	29,000
Balance, July 31, 2007	$1,234,163	$50,000	$32,000	$1,316,163

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
YEAR-TO-DATE
Drilling	$3,316,490	$-	$323,035	$3,639,525
Geological	187,399	74,016	37,204	298,619
Geophysical	-	48,600	10,343	58,943
Assay	838,546	8,343	29,437	876,326
Site costs	414,157	91,904	78,863	584,924
General exploration	74,257	37,777	19,404	131,438
Total expenditures for the period	$4,830,849	$260,640	$498,286	$5,589,775

EXPLORATION EXPENDITURES	LA PRECIOSA	SANTA MONICA	SAN JUAN	TOTAL
TOTAL TO DATE
Drilling	$8,092,385	$-	$323,035	$8,415,420
Geological	595,958	74,016	37,204	707,178
Geophysical	96,712	48,600	10,343	155,655
Assay	1,104,425	8,343	29,437	1,142,205
Site costs	1,280,780	117,774	78,863	1,477,417
General exploration	168,016	42,594	19,404	230,014
Total expenditures to date	$11,338,276	$291,327	$498,286	$12,127,889

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Selected annual financial information:

	For the year ended October 31, 2006	For the year ended October 31, 2005 (Restated)	For the year ended October 31, 2004 (Restated)
Total revenues	Nil	Nil	Nil
Loss before discontinued operations and extraordinary items:
(i) total for the year	7,065,743	2,608,215	512,973
(ii) per share	0.13	0.11	0.03
(iii) per share fully diluted	0.13	0.11	0.03
Net loss:
(i) total for the year	7,065,743	2,608,215	512,973
(ii) per share	0.13	0.11	0.03
(iii) per share fully diluted	0.13	0.11	0.03
Total assets	4,624,252	308,590	64,756
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared per-share	Nil	Nil	Nil

The loss for 2006 includes approximately $4.7 million in drilling and other exploration costs incurred on the La Preciosa property. The loss also includes $750,165 in stock-based compensation for options granted in 2006 and prior years.

The loss for 2005 includes approximately $1.8 million in drilling and other exploration costs incurred on the La Preciosa property. The 2005 loss also includes $136,650 in stock-based compensation for options granted in 2005 and prior years.

The loss for 2004 includes the write-off of the Red Lake property costs of approximately $66,000 incurred in 2003 following the Company’s decision not to proceed with further work on the property and recorded in the first quarter of the year. In the following quarters, only costs to sustain the Company were incurred, but in the fourth quarter, costs rose reflecting the initial geophysical work on the La Preciosa property. In 2003, the loss was comparable to that of 2004 coincidentally as the drilling costs incurred on the Red Lake property amounting to approximately $270,000 were included, together with the sustaining costs for the year.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Selected quarterly financial information:

	4th Quarter Ended October 31, 2007	3rd Quarter Ended July 31, 2007	2nd Quarter Ended April 30, 2007	1st Quarter Ended January 31, 2007
(a) Revenue		Nil	Nil	Nil
(b) Loss for period		3,026,578	3,742,498	2,078,195
(c) Loss per share		0.04	0.05	0.03
	4th Quarter Ended October 31, 2006	3rd Quarter Ended July 31, 2006	2nd Quarter Ended April 30, 2006	1st Quarter Ended January 31, 2006
(a) Revenue	Nil	Nil	Nil	Nil
(b) Loss for period	1,981,940	2,088,310	1,892,052	1,103,441
(c) Loss per share	0.03	0.04	0.04	0.03
	4th Quarter Ended October 31, 2005	3rd Quarter Ended July 31, 2005	2nd Quarter Ended April 30, 2005	1st Quarter Ended January 31, 2005
(a) Revenue	Nil	Nil	Nil	Nil
(b) Loss for period	931,547	986,201	555,994	134,473
(c) Loss per share	0.04	0.04	0.02	0.01

The loss in the first three quarters of 2007 of $8,847,271 includes exploration costs of $5,589,775, primarily drilling of $3,316,490 on the La Preciosa property. The operating costs for this period were $3,350,080, including a charge of $1,929,597 for stock-based compensation for issuances of options.

The 2006 loss of $7,065,241 includes exploration costs of $4,703,598, primarily drilling of $3,469,693 on the La Preciosa property. The operating costs for the year were $2,504,643, including a charge of $750,165 for stock-based compensation for issuances of options.

The loss in the fourth quarter of 2005 includes a $136,650 charge for stock-based compensation for issuances of options granted in the quarter and prior periods. In the first quarter of 2005, exploration expenditures were lower, yielding a smaller operating loss.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Capital Stock:

Authorized: An unlimited number of Common shares without par value.

	Number of	Amount
	Shares	$

Balance, October 31, 2005	35,022,069	6,888,159

Issued during the year

For cash
Private placements, net of share issue costs	24,065,902	4,595,815
Exercise of options	215,000	48,200
Exercise of agent's options	333,425	100,028
Exercise of warrants	2,199,150	521,560

For services
Finders’ fees for private placements	957,000	556,041

For property
Issued for La Preciosa property	2,378,750	1,206,521
Issued for Santa Monica property	40,000	32,000

For interest expense	100,000	45,000

Transferred from contributed surplus
Exercise of options	–	26,150
Exercise of agent's options	–	96,393
Exercise of warrants	–	56,960

Balance at October 31, 2006	65,311,296	14,172,827
Issued during the period

For cash
Exercise of options	512,500	236,375
Exercise of agent's options	346,575	103,972
Exercise of warrants	17,363,232	6,896,733

For property
Issued for Santa Monica property	50,000	29,000

Transferred from contributed surplus:
Exercise of options	–	115,030
Exercise of agent's options	–	100,221
Exercise of warrants	–	1,649,241

Balance at July 31, 2007	83,583,603	23,303,399
Issued during the period

For cash
Private placements, net of share issue costs	3,943,000	2,522,200
Exercise of options	1,552,500	753,625
Exercise of warrants	6,654,175	3,187,303

Transferred from contributed surplus:
Exercise of options	–	373,480
Exercise of warrants	–	662,398

Balance at September 25, 2007	95,733,278	30,802,405

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Warrants:

Warrant activity since October 31, 2005 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2005	5,329,343	0.23
Issued	22,871,327	0.48
Exercised	(2,199,150)	0.24

Outstanding, October 31, 2006	26,001,520	0.45
Issued	346,575	0.40
Exercised	(17,363,232)	0.39

Outstanding, July 31, 2007	8,984,863	0.56
Issued	1,971,500	1.00
Exercised	(6,654,175)	0.48

Outstanding, September 25, 2007	4,302,188	0.88

Warrants outstanding at July 31, 2007 had expiry dates between August 17, 2007 and May 23, 2008.

The following table summarizes the warrants outstanding at July 31, 2007 and September 25, 2007:

Number of Shares
July 31, 2007	September 25, 2007	Exercise Price $	Issue Date	Expiry Date
852,000	–	0.30	August 17, 2005	August 17, 2007
22,343	–	0.35	August 17, 2005	August 17, 2007
5,658,520	–	0.50	March 2, 2006	September 2, 2007
2,452,000	2,330,688	0.78	May 23, 2006	May 23, 2008
–	1,971,500	1.00	August 24, 2007	August 24, 2009

8,984,863	4,302,188

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Options:

On March 8, 2007, the Company adopted a 20 per cent Fixed Plan, which was subsequently approved by shareholders at its Annual General Meeting of Shareholders to grant options to directors, officers, employees, dependent contractors and consultants of the Company. Under the plan, the Board has the discretion to issue the equivalent of up to 15,512,180 shares of the Company.

Stock option activity since October 31, 2005 is presented below:

	Number of Shares	Weighted Average Exercise Price $

Outstanding, October 31, 2005	3,030,000	0.26
Granted	4,210,000	0.54
Exercised	(215,000)	0.22
Cancelled	(550,000)	0.55
Expired	(260,000)	0.22

Outstanding, October 31, 2006	6,215,000	0.45
Granted	4,150,000	0.71
Exercised	(512,500)	0.46

Outstanding, July 31, 2007	9,852,500	0.56
Granted	5,225,000	0.87
Exercised	(1,552,500)	0.49
Outstanding, September 25, 2007	13,525,000	0.69

The following table summarizes the stock options outstanding and exercisable at July 31, 2007 and September 25, 2007:

Number of Shares
July 31, 2007	September 25, 2007	Exercise Price $	Issue Date	Expiry Date
840,000	840,000	0.11	October 21, 2003	October 21, 2008
75,000	75,000	0.13	November 30, 2004	November 30, 2009
100,000	100,000	0.25	January 28, 2005	January 28, 2010
25,000	25,000	0.63	April 11, 2005	April 7, 2010
50,000	50,000	0.63	April 22, 2005	April 22, 2010
1,002,500	–	0.45	September 21, 2005	September 21, 2007
1,860,000	1,310,000	0.55	March 3, 2006	March 3, 2011
300,000	300,000	0.47	March 23, 2006	March 23, 2011
1,450,000	1,450,000	0.55	September 11, 2006	September 11, 2007
25,000	25,000	0.49	November 1, 2006	November 1, 2011
260,000	260,000	0.22	December 4, 2006	December 4, 2010
300,000	300,000	0.58	February 6, 2007	February 6, 2012
2,000,000	2,000,000	0.69	March 8, 2007	March 8, 2012
150,000	150,000	0.92	April 13, 2007	April 13, 2012
25,000	25,000	0.95	May 10, 2007	May 10, 2012
350,000	350,000	0.85	June 14, 2007	June 14, 2012
1,040,000	1,040,000	0.82	July 12, 2007	July 12, 2012
–	4,975,000	0.85	August 31, 2007	August 31, 2012
–	200,000	1.15	September 20, 2007	September 20, 2012
–	50,000	1.26	September 25, 2007	September 25, 2012

9,852,500	13,525,000

Agents Options:

During the year ended October 31, 2006, the Company issued 680,000 agent options to purchase 680,000 units in connection with the financing described in note 5(b)(i). Agent option activity since October 31, 2005 is presented below:

	Number of Units	Exercise Price per Unit

Outstanding, October 31, 2005	–	–
Granted	680,000	$0.30
Exercised	(333,425)	0.30

Outstanding, October 31, 2006	346,575	0.30
Exercised	(346,575)	0.30
Outstanding, July 31, 2007 and September 25, 2007	-	$-

Shares in Escrow:

Nil.

Financial Position:

The Company’s financial position strengthened in the first nine months from the opening level, including cash and short-term investments, of $3,215,748 to the period end level of $3,981,663, comprised of cash on hand of $981,663 and $3,000,000 in short-term investments. The net increase primarily reflects the addition of net cash proceeds received, amounting to $7,237,080, from the exercise of outstanding options and warrants.

During the first nine months, the Company issued 512,500 shares on the exercise of options receiving proceeds of $236,375, issued 346,575 shares on the exercise of agents’ options receiving proceeds of $103,972, and issued 17,363,232 shares from the exercise of warrants for proceeds of $6,896,733. In addition, the Company announced on July 11, 2007 its intent to raise additional working capital for the expanded drilling program on the San Juan property and had received $744,400 in subscriptions to the placement by quarter end.

Offsetting this cash inflow, the loss for the period ended July 31, 2007 of $8,847,271, after adjusting for non-cash items and changes in non-cash working capital accounts, amounted to a $6,843,676 cash requirement.

In addition, the Company incurred cash costs of $371,889 for the purchase of an office building in the city of Durango, Mexico used by the Company’s regional staff and visitors to the Company’s properties in Durango State.

In summary, the aggregate net cash inflows from financing activities this period, which totaled $7,981,480 funded the adjusted cash operating loss for the period of $6,843,676 and the purchase of office space for $371,889 such that cash on hand of $981,653 and $3,000,000 in short-term investments, remained at the period end available to fund the Company’s ongoing drilling program for the La Preciosa property and more advanced exploration of Santa Monica and San Juan.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Commitments:

Pursuant to the terms of the option agreement, the Company has expenditure commitments on the Santa Monica property, and must issue 50,000 common shares for the property following one year from the date of approval. These shares were issued to the optionor on February 8, 2007. The Company must incur exploration expenditures to earn its working interest on both the Santa Monica and San Juan properties. The timetables for the required expenditures are as follows:

	Santa Monica	San Juan
	(US$)	(US$)
Year 1	75,000	250,000
Year 2	100,000	-
Year 3	125,000	500,000
Year 4	250,000	-
Year 5	450,000	-

At the Year 2 anniversary, the Company had not incurred the prescribed level of expenditures on the Santa Monica property. However, Goldcorp acknowledged the Company’s focus on La Preciosa and its commitment of funds to this exploratory work, and has accepted the Company’s commitment to meet the required expenditures on the Santa Monica property in the near term. As reported above, the Company is active on the property and has completed mapping the Mesa de los Panuquenos area and extensive rock float sampling.

On April 25, 2006 the Company had announced that it had signed an Option Agreement with Silver Standard Resources Inc. to acquire a 75 per cent interest in the San Juan Property located in the state of Durango, Mexico. The San Juan Property is immediately adjacent to the west of the Company’s La Preciosa Project and Santa Monica Joint Venture. Under the terms of the Option Agreement, Orko Silver can earn a 75 per cent interest in the San Juan Property from Silver Standard Mexico S.A. de C.V. (a wholly owned subsidiary of Silver Standard Resources Inc.) by incurring exploration expenditures of US $750,000 over a three year period and by issuing 40,000 common shares to Silver Standard upon acceptance of filing of the Option Agreement by the TSX Venture Exchange. Orko Silver has committed to incur exploration expenditures of not less than US $250,000 within the first year of the Option Agreement, subsequently extended an additional three months. In addition, upon exercising its option to earn a 75 per cent interest in the San Juan Property, the agreement provides that Orko Silver grant Silver Standard a "Back-in Right" to increase its interest by 10 per cent, to a 35 per cent total interest in the Joint Venture by incurring the next US $750,000 in expenditures on the property. On May 16, 2006, the Company issued 40,000 common shares, valued at $32,000, to Silver Standard as per the terms of the agreement for acquiring the 75 per cent interest in the San Juan property.

The Company incurred expenditures on the San Juan property in excess of US$250,000 as at July 10, 2007 thereby meeting the Year 1 requirements of the agreement with Silver Standard.

In summary, management believes it has adequate working capital to meet its short-term obligations and plans on all properties but anticipates that additional working capital will be required and will be met by additional placements of its common shares with investors.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Related Party Transactions:

As at July 31, 2007, due to related parties consists of $Nil for management fees, whereas the amount payable to an officer of the Company at October 31, 2006 was $5,106. At July 31, 2007, $150,375 was payable to a company controlled by a director of the Company for exploration expenditures whereas at October 31, 2006, $11,915 was due from this company for exploration advances. These amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

During the period ended July 31, 2007 the Company entered into the following transactions with related parties:

A company controlled by a director of the Company incurred $1,759,677 (2006 – $599,342) in exploration expenditures on behalf of the Company. An officer and companies controlled by officers of the Company earned management fees of $163,100 (2006 – $151,700).

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

Investor Relations:

In May, 2006, the Company retained Meridian Capital International Ltd. ("Meridian") of Vancouver, British Columbia to provide corporate finance advisory services to the Company. Meridian is an investment banking and corporate advisory firm, providing corporate finance advice, assistance in capital raising activities, assisting with potential joint ventures, acquisitions and strategic alliances and with public awareness campaigns. On May 31, 2007, the Company terminated its contract with Meridian Capital International Ltd.

Changes in Accounting Policies (Including Initial Adoption):

(a)

Comprehensive Income

CICA Handbook Section 1530, “Comprehensive Income” provides standards for the reporting and presentation of comprehensive income. Comprehensive income is the change in shareholders’ equity, which results from transactions and events from sources other than the Company’s shareholders. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Company reports comprehensive income and its components, net of tax in the Statement of Operations and Deficit.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Changes in Accounting Policies (Including Initial Adoption) (continued):

(b)

Financial Instruments

(i)

Fair value of financial instruments

CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” prescribes when a financial asset, financial liability or non-financial derivative shall be recognized on the balance sheet and the measurement of such amount. Under this new standard, all financial instruments will be classified as one of the following: held-to-maturity, held-for-trading or available-for-sale. Financial assets held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income.

The Company has designated the following classifications:

•

Cash and cash equivalents are classified as “financial assets held-to-maturity.”

•

Short-term investments are classified as “financial assets held-to-maturity.”

•

Accounts receivable and prepaid expense are classified as “loans and receivables.”

•

Accounts payable and accrued liabilities are classified as “other financial liabilities.” After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Company, the measured amount generally corresponds to cost.

These new standards are to be applied without restatement of prior period amounts. The adoption of this policy did not result in any change in net income for the current period.

(ii)

Concentrations of business risk

The Company maintains all of its cash and cash equivalents and short-term investments with a major Canadian financial institution. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

As the Company operates in an international environment, some of the Company’s transactions are denominated in currencies other than the Canadian dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

(c)

Hedges

CICA Handbook Section 3865, “Hedges” provides alternative reporting and presentation treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The Company does not currently have any hedging relationships thus the adoption of this section did not have a material effect on the Company’s reported financial position or results of operations.

ORKO SILVER CORP.

(An Exploration Stage Company)

QUARTERLY REPORT TO SHAREHOLDERS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007 AND 2006

(Expressed in Canadian Dollars)

Subsequent Events:

(a)

On August 24, 2007, the Company issued 3,943,000 units at $0.80 per unit for gross proceeds of $3,154,400 under a non-brokered private placement. Each unit consists of one common share and one-half share purchase warrant. Each whole share purchase warrant entitles the holder thereof to purchase one additional common share for 24 months from the date of closing at a price of $1.00 per common share. Values of $2,672,200 and $482,200 were assigned to the common shares and warrants, respectively, based on their relative fair values at the closing date of the private placement. The Company paid cash commissions of $150,000. The fair values of the warrants issued in connection with this private placement were computed using the Black-Scholes option-pricing model.

(b)

On August 31, 2007, the Company granted options to directors, officers and consultants for 4,975,000 common shares at an exercise price of $0.85 per share for a period of 5 years.

(c)

On September 20, 2007, the Company granted options to a consultant for 200,000 common shares at an exercise price of $1.15 per share for a period of 5 years.

(d)

On September 24, 2007, the Company adopted a shareholder rights plan (the “Rights Plan”). Under the terms of the Rights Plan, one right will be issued by the Company for each outstanding common share. The rights issued under the Rights Plan become exercisable only if a person or entity acquires or announces its intention to acquire 20% or more of the common shares of the Company without complying with the “Permitted Bid” provisions of the Rights Plan or without approval of the Company’s board of directors.

(e)

On September 25, 2007, the Company granted options to a consultant for 50,000 common shares at an exercise price of $1.26 per share for a period of 5 years.

Additional information:

Additional information relating to the Company may be accessed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.